UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 333-293463

DATASEA INTELLIGENT TECHNOLOGY LTD.
(Exact name of registrant as specified in its charter)

Room 302-5, Building C, Gemdale Viseen International Center

No.5 Shengfang Road, Daxing District, Beijing, People’s Republic of China 102600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

As previously disclosed, on March 27, 2026, Datasea Inc., the predecessor of Datasea Intelligent Technology Ltd. (the “Company”), received a staff determination notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), informing Datasea Inc. that its common stock fails to comply with the $1 minimum bid price required for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) for the 30 consecutive business days prior to the date of the Notice. Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided with an initial compliance period of 180 calendar days, or until September 23, 2026, to regain compliance with the minimum bid price requirement. Following Datasea Inc.’s redomiciliation from Nevada to the British Virgin Islands, the Company became subject to the same Nasdaq minimum bid price compliance requirement.

On September 24, 2026, the Company was granted an additional 180-day compliance period, or until March 22, 2027 (the “Compliance Date”), to regain compliance with the minimum bid price requirement, based on the Company's compliance with all other continued listing requirements for the Nasdaq Capital Market, except for the bid price requirement, and the fact the Company provided written notice to Nasdaq of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

To regain compliance, the closing bid price of the Company’s Class A ordinary shares must meet or exceed $1.00 per share for a minimum of ten consecutive business days prior to the Compliance Date. If the Company does not regain compliance by the Compliance Date, Nasdaq will provide written notification that the Company’s securities are subject to delisting. At that time, the Company would have the right to appeal the determination to a Nasdaq Hearings Panel.

The Company intends to monitor the closing bid price of its Class A ordinary shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 28, 2026

Datasea Intelligent Technology Ltd.

/s/ Zhixin Liu
Name:	Zhixin Liu
Title:	Chief Executive Officer

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